

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

February 26, 2010

Ms. Angela D. Shinabargar
 Chief Financial Officer
BUTLER NATIONAL CORPORATION
19920 West 161st Street
Olathe, Kansas 66062

> **Re:** **Butler National Corporation**
> **Form 10-K for the year ended April 30, 2009**
> **File No. 0-01678**

Dear Ms. Shinabargar:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant